CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 12—Ratio of Earnings to Fixed Charges

(In thousands)

	Years ended December 31
	2005	2004	2003	2002	2001
Interest expense and amortization of debt expense and premium	$44,098	$41,407	$20,400	$23,974	$12,472
Capitalized interest	461	398	403	603	432
Interest in rent expense	4,059	3,894	2,805	2,937	1,666

Total Fixed Charges	$48,618	$45,699	$23,608	$27,514	$14,570

Income before taxes and minority interest	$174,883	$127,443	$116,965	$101,235	$77,744

Plus:
Fixed Charges	48,618	45,699	23,608	27,514	14,570
Amortization of capitalized interest	358	332	299	257	213
Distributed income from equity invest	5,528	3,541	2,970	4,670	6,350

Less:
Capitalized interest	(461)	(398)	(403)	(603)	(432)
Income in earnings from affiliates	(4,790)	(15,115)	(28,632)	(21,520)	6,195
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	91	(4)	(30)	(143)	(3,889)

Earnings as adjusted	$224,227	$161,498	$114,777	$111,410	$100,751

Ratio of earnings to fixed charges	4.6	3.5	4.9	4.0	6.9